Filed by FS Specialty Lending Fund

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: New FS Specialty Lending Fund

File No. of Registration Statement: 333-286859

FS INVESTMENTS

View as webpage

FS Specialty Lending Fund proxy commencement

In advance of the previously announced plan to list FS Specialty Lending Fund's shares on the New York Stock Exchange in Q4 2025,[1] shareholders are being asked to vote on three proposals.

Shareholder approval on all three proposals is a prerequisite for the proposed listing. Visit fsproxy.com for the latest information.

What are the shareholder proxy proposals?

- **Proposal 1: Approve an amendment to the Declaration of Trust (DOT) to eliminate Article XII.**
  - Certain provisions in the DOT currently prohibit the Fund from engaging in a "Roll-Up Transaction", which are transactions in which shareholders must exchange their shares for securities of another entity.
  - These provisions were originally adopted to comply with certain 'blue sky' regulations applicable during the Fund's public offering but will no longer apply once the Fund is listed as a closed-end fund.
  - This proposal seeks to remove those provisions from the DOT to facilitate the Fund's conversion to a closed-end fund through the reorganization.
- **Proposal 2: Approve an amendment of the DOT to clarify the shareholder voting standard in connection with a merger or reorganization of the Fund that has been approved by the Board of Trustees.**
  - This proposal seeks to amend the DOT to clarify the board and shareholder approval requirements for converting the Fund to a registered closed-end fund through the reorganization.

- The current language may create ambiguity in interpreting the shareholder vote requirement. The proposed changes are intended to clarify this language and ensure alignment with the Fund's planned conversion through the reorganization.

- **Proposal 3: Approve the Agreement and Plan of Reorganization.**
    - The Agreement and Plan of Reorganization provides for the proposed reorganization of the Fund through the merger of the Fund with and into a newly formed closed-end fund.
    - As part of the reorganization, all outstanding common shares of the Fund will be exchanged for newly issued shares of the new closed-end fund.
    - There will be no change to the Fund's investment objectives or strategy.[2]
    - The Adviser will no longer earn a capital gains incentive fee and a portion of the base management and incentive fee on income will be waived commencing upon the listing and continuing for as long as FSSL is a registered closed-end fund.

How can your clients vote?

- **Online** by visiting proxyvote.com. Proxy card required.
- **Call** 1-844-202-3147. No proxy card required.
- **Mail** the completed ballot in the postage-paid envelope provided.

Can I vote on behalf of my clients?

- If you have the discretion to vote on behalf of your clients, complete the attestation form and spreadsheet and return to Broadridge, the Fund's proxy solicitation agent, using the directions provided in the form.
- If you need help aggregating a list of clients invested in the Fund, please visit DST Vision or call our Client Relations team at 877-628-8575, press option #4.

What can I send my clients to provide voting instructions and explain the planned listing process?

- Copy and paste this email template with your clients.
- This information is also available on fsproxy.com.

Why should your clients vote?

- In order to list the Fund as proposed, your client's vote is needed, regardless of how many shares are owned.
- The Board believes each of the proposals is in the best interests of the Fund and its shareholders and unanimously recommends a vote "FOR" each proposal.
- This is the proposed path to liquidity.
- To stop voting solicitations from Broadridge.

Client friendly resources

- fsproxy.com
- FAQ
- Listing overview presentation
- Listing overview On-Demand video

1 Subject to shareholder approval, final board approval and market conditions.

2 The investment strategy will remain the same except for certain requirements specific to BDCs under the 1940 Act, which won't apply once the Fund is converted to a closed-end fund. The Fund's Adviser is currently jointly operated by an affiliate of FS Investments and EIG Asset Management, LLC. Concurrent with the conversion to a closed-end fund, FS Investments will acquire EIG's interest in the Adviser, making the Adviser an indirect, wholly-owned subsidiary of FS Investments.

Never settle.
fsinvestments.com

Investments **Insights** **Education** **Resources** **Company**

FS Investments
201 Rouse Blvd, Philadelphia PA 19112
877-628-8575 | www.fsinvestments.com

Help us customize your email experience.
Update your preferences or unsubscribe from all.

If you experience issues with links in this email, please right click on the link then copy and paste it into Chrome.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Statements included herein may constitute "forward-looking" statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of the Fund, including but not limited to, anticipated distribution rates and liquidity events. Words such as "intends," "will," "believes," "expects," "projects," "future" and "may" or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy due to geo-political risks, risks associated with possible disruption to the Fund's operations or the economy generally due to hostilities, terrorism, natural disasters or pandemics, future changes in laws or regulations and conditions in the Fund's operating area, unexpected costs, the ability of the Fund to complete the reorganization, complete the listing of the common shares on a national securities exchange, the price at which the common shares may trade on a national securities exchange, and failure to list the common shares on a national securities exchange, and such other factors that are disclosed in the Fund's filings with the Securities and Exchange Commission (the "SEC"). The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Fund undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Reorganization and Declaration of Trust amendments discussed herein, the Successor Fund has filed with the SEC solicitation materials in the form of a joint proxy statement/prospectus included in an effective registration statement on Form N-14 (File No. 333-286859). The definitive joint proxy statement/prospectus has been mailed to shareholders of the Fund. This document is not a substitute for the definitive joint proxy statement/prospectus or registration statement or any other document that the Fund or the Successor Fund may file with the SEC. Investors are urged to read the proxy statement/prospectus and any other relevant documents filed or to be filed with the SEC carefully because they contain and will contain important information about the Reorganization, the Declaration of Trust amendment proposals, the Fund and the Successor Fund. Free copies of the joint proxy statement/prospectus and other documents are available, and any other documents filed by the Fund and the Successor Fund in connection with the Reorganization and the Declaration of Trust amendment proposals will be available, on the SEC's web site at www.sec.gov or at www.fsproxy.com.

IMPORTANT INFORMATION

The Fund, its trustees and certain of its officers may be considered to be participants in the solicitation of proxies from shareholders in connection with the matters described herein. Information regarding the identity of potential participants, and their direct or indirect interests in the Fund, by security holdings or otherwise, are set forth in the definitive joint proxy statement/prospectus. and the proxy statement and any other materials filed with the SEC in connection with the Fund's 2024 annual meeting of shareholders. Shareholders are able to obtain any such documents for no charge at the SEC's website at www.sec.gov. Copies are available at no charge at the Fund's website at www.fsproxy.com.

Investors should consider a fund's investment objective, risks, and charges and expenses before investing. The joint proxy statement/prospectus, contains this and other information about the Fund and the Successor Fund, including risk factors that should be carefully considered.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This email and any attachments are intended only for the use of the addressee and may contain information that is privileged and confidential. If the reader of this email is not the intended recipient or an authorized representative of the intended recipient, you are hereby notified that any use, review, retransmission, dissemination, distribution, copying, printing, or any other use or action taken in reliance upon this email is strictly prohibited. If you have received this email in error, please notify the sender immediately by replying to this email message or by telephone at 877-628-8575 and delete this email and any attachments from your system. The contents of any email and its attachments which are sent by or to the sender may be subject to monitoring, review and archive. Any statements or opinions expressed in this email are those of the sender and do not necessarily represent those of sender's employer, its affiliated companies or any other person. Although the sender's employer attempts to sweep email and attachments for viruses, it does not guarantee that either is virus-free and accepts no liability for any damages as a result of viruses.

FS Investment Solutions, LLC | 201 Rouse Boulevard | Philadelphia, PA 19112
877-628-8575 | www.fsinvestmentsolutions.com | Member FINRA/SIPC

© 2025 FS Investments

This message and any attachments are intended only for the use of the addressee and may contain information that is privileged and confidential. If the reader of the message is not the intended recipient or an authorized representative of the intended recipient, you are hereby notified that any use, review, retransmission, dissemination, distribution, copying, printing, or any other use or action taken in reliance upon this communication is strictly prohibited. If you have received this communication in error, please notify the sender immediately by replying to this e-mail message or by telephone at (877) 372-9880 and delete the message and any attachments from your system. The contents of any email and its attachments which are sent by or to the sender may be subject to monitoring, review and archive. Any statements or opinions expressed in this email are those of the sender and do not necessarily represent those of sender's employer, its affiliated companies or any other person. Although the sender's employer attempts to sweep e-mail and attachments for viruses, it does not guarantee that either is virus-free and accepts no liability for any damages as a result of viruses.